Filed by L3 Technologies, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: L3 Technologies, Inc.
Commission File No. 001-37975

A message from Christopher E. Kubasik

Chairman, Chief Executive Officer and President

February 4, 2019

Dear Colleagues,

When we announced the planned merger with Harris in October, we stressed the importance of staying focused on executing our business plans, meeting our commitments and supporting our customers’ missions.

I am pleased to say that our 2018 fourth quarter results prove we did just that. During the quarter, we delivered strong growth in orders, sales, operating income, and adjusted EPS, as well as record free cash flow. For the year, we grew orders 16%, resulting in a funded backlog of $9.7B, and we delivered our highest organic sales growth in ten years.   An important highlight of the quarter was the $450M contract to supply ISR systems for the U.S. Army Shadow UAV.  This win solidifies L3’s position in an important unmanned platform and opens opportunities for future international business.  We were also awarded a contract for the Navy’s Next Generation Jammer, demonstrating our unique and disruptive technology in electronic warfare.

The year was not without setbacks, however. We fell short of our margin and operating income targets for the 4th quarter and the full year.  Through a coordinated effort by the leadership teams at the segments, sectors, and divisions, we are working diligently to make sure we meet our 2019 commitments. I am confident we have the right teams and the right plans in place, to ensure we deliver in the coming quarters.

Based on our business momentum and expected recovery in our Communications and Networked Solutions Segment, we reaffirmed our 2019 plan to achieve 12% margin and 5% sales growth.  We expect all three segments to grow sales and deliver higher margins this year.

We’re also making solid progress on our plans towards a successful merger with Harris. The regulatory process is moving forward, and we are working to respond to a second request for information from the Department of Justice. We continue to expect to close the merger in mid-calendar year 2019.

I started the year in Florida, meeting with Bill Brown and working with the Integration Management Office (IMO). Bill and I have been in constant contact over the last several months and have cultivated a strong working relationship. We have met all of each other’s leadership teams and have made good progress in developing an organizational model that's lean, mission-focused and leverages the best of both companies.

I would like to thank the ~50 dedicated leaders from L3 and Harris who are working together as part of the IMO to execute this transformational combination.

Our customers’ missions, and the markets in which we compete, are rapidly changing. Our merger with Harris will provide greater scale, capabilities and resources, which will allow us to be more innovative, and to deliver complete and affordable mission solutions with an increased speed-to-market.

L3 has a well-earned reputation as a mission solutions prime, and we have become better integrated, more collaborative and more innovative through our L3 3.0 transformation journey. Combining with Harris will deepen our expertise across multiple domains and significantly expand our footprint around the globe. As a result, our employees will have more opportunities across a broader and more geographically and technologically diverse portfolio.

Later this week, we will invite all employees to help us name the new L3 Harris operating system for continuous improvement that will be implemented once all merger approvals have been received. As you know, we currently use L365 and Harris uses HBX, for Harris Business Excellence. Now, with two great companies planning to come together as one after the close, the IMO is inviting all employees to help create a brand-new name. Please watch for that email as we’re seeking your best ideas!

I hope you are as excited about this opportunity as I am. Thank you for your contributions to our great quarter, your continued focus on the business and support of our customers.

•	Listen to L3’s Q4 2018 earnings conference call: https://www.l3t.com/investor-relations
•	Listen to Harris’ Q2 2019 earnings conference call: https://www.harris.com/investors

All the best,

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

This communication is being made in respect of the proposed merger transaction between L3 Technologies, Inc. (“L3”) and Harris Corporation (“Harris”).  In connection with the proposed merger, Harris filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 on December 14, 2018 that includes a preliminary Joint Proxy Statement of L3 and Harris and a preliminary Prospectus of Harris, as well as other relevant documents regarding the proposed transaction.  The Registration Statement has not yet become effective.  A definitive Joint Proxy Statement/Prospectus will be sent to L3 stockholders and Harris stockholders.  This communication is not a substitute for the Registration Statement, the Joint Proxy Statement/Prospectus or any other document that either or both of L3 or Harris or any of their respective affiliates may file with the SEC or make available to their respective stockholders.

INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE VERSIONS THEREOF REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

A free copy of the preliminary Joint Proxy Statement/Prospectus, as well as other filings containing information about L3 and Harris, may be obtained at the SEC’s Internet site (http://www.sec.gov).  You will also be able to obtain these documents, free of charge, from L3 by accessing L3’s website at https://www.l3t.com/ or from Harris by accessing Harris’ website at https://www.harris.com/.

L3 and Harris and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from L3 stockholders and Harris stockholders in respect of the proposed transaction.  Information regarding L3’s directors and executive officers is contained in L3’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 26, 2018, which are filed with the SEC.  Information regarding Harris’ directors and executive officers is contained in Harris’ Annual Report on Form 10-K for the year ended June 29, 2018 and its Proxy Statement on Schedule 14A, dated September 6, 2018, which are filed with the SEC.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the preliminary Joint Proxy Statement/Prospectus regarding the proposed merger.  Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

Certain of the matters discussed in this communication are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements other than historical facts may be forward-looking statements; words such as “may,” “will,” “should,” “likely,” “projects,” “financial guidance,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” and similar expressions are used to identify forward-looking statements.  L3 and Harris caution investors that these statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond L3’s and Harris’ control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.  In addition to factors previously disclosed in L3’s and Harris’ reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance:  the occurrence of any event, change or other circumstances that could give rise to the right of one or both of L3 and Harris to terminate the definitive merger agreement between L3 and Harris; the outcome of any legal proceedings that may be instituted against L3, Harris or their respective directors; the risk that the stockholder approvals of L3 or Harris may not be obtained on the expected schedule or at all; the ability to obtain regulatory approvals and satisfy other closing conditions to the merger in a timely manner or at all, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the L3 and Harris businesses or fully realizing anticipated cost savings and other benefits; business disruptions from the proposed merger that may harm L3’s or Harris’ businesses, including current plans and operations; any announcement relating to the proposed transaction could have adverse effects on the ability of L3 or Harris to retain and hire key personnel or maintain relationships with suppliers and customers, including the U.S. government and other governments, or on L3’s or Harris’ operating results and businesses generally; the risk that the announcement of the proposed transaction could have adverse effects on the market price of the common stock of either or both of L3’s and Harris’ common stock and the uncertainty as to the long-term value of the common stock of the combined company following the merger; certain restrictions during the pendency of the merger that may impact L3’s or Harris’ ability to pursue certain business opportunities or strategic transactions; the business, economic and political conditions in the markets in which L3 and Harris operate; and events beyond L3’s and Harris’ control, such as acts of terrorism.

These forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither L3 nor Harris undertakes any obligation to update forward-looking statements.  For a more detailed discussion of these factors, also see the information under the captions “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in L3’s and Harris’ Preliminary Joint Proxy Statement/Prospectus that forms part of the Registration Statement on Form S-4 filed by Harris and the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in L3’s and Harris’ most recent reports on Form 10-K for the years ended December 31, 2017 and June 29, 2018, respectively, and any material updates to these factors contained in any of L3’s and Harris’ subsequent and future filings.

As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material.  Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.  Given these uncertainties, you should not place any reliance on these forward-looking statements.